Exhibit 99.1
Corporate Communications

Closing of $500 million notes of CNH Industrial Capital LLC

Basildon, June 30, 2014

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) today announced that its wholly owned subsidiary, CNH Industrial Capital LLC, has completed its previously announced private offering of $500 million in aggregate principal amount of 3.375% notes due 2019, issued at an issue price of 99.426%.

The net proceeds of this offering were approximately $492.3 million after payment of offering and other related expenses. CNH Industrial Capital LLC intends to use the net proceeds from the offering for working capital and other general corporate purposes, including, among other things, the purchase of receivables or other assets. The net proceeds may also be applied to repay CNH Industrial Capital LLC’s indebtedness as it becomes due.

The notes, which are senior unsecured obligations of CNH Industrial Capital LLC, will pay interest semi-annually on January 15 and July 15 of each year, beginning on January 15, 2015, and are guaranteed by CNH Industrial Capital America LLC and New Holland Credit Company, LLC, each a wholly owned subsidiary of CNH Industrial Capital LLC. The notes will mature on July 15, 2019.

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The notes were offered and sold only to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and in offshore transactions in accordance with Regulation S under the Securities Act. The notes being offered will not be and have not been registered under the Securities Act or the securities laws of any other jurisdiction. The notes may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the notes; nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

For more information contact: CNH Industrial Corporate Communications Email: mediarelations@cnhind.com

CNH Industrial N.V. Corporate Office: Cranes Farm Road Basildon, Essex, SS14 3AD United Kingdom